G Medical Innovations Holdings Ltd.

5 Oppenheimer Street

Rehovot, 7670105, Israel

February 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	G Medical Innovations Holdings Ltd. (CIK 0001760764)
Registration Statement No. 333-262422 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

G Medical Innovations Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 25, 2022 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

G Medical Innovations Holdings Ltd.

By:	/s/ Kobi Ben-Efraim
Kobi Ben-Efraim Chief Financial Officer